MISSION WEST PROPERTIES, INC.
                    10050 Bandley Drive, Cupertino, CA 95014
                        Ph. 408-725-0700 Fax 408-725-1626


November 1, 2005

Mr. Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: Mission West Properties, Inc.
         Response to Comments from the SEC on Form 10-K for Fiscal Year Ended December 31, 2004
         Filed March 16, 2005
         File No. 0-25235

Dear Mr. Forgione:

This letter sets forth responses of Mission West Properties, Inc. (the "Company") to your comments relating to the Company's Annual Report on Form 10-K contained in your letter dated September 20, 2005. The Staff comment is repeated in capitalized letters below, and the Company's response appears immediately beneath each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 15. EXHIBITS,  FINANCIAL  STATEMENT SCHEDULES AND REPORTS ON FORM 8-K, PAGE
         88

     1. WE NOTE YOUR RESPONSE TO COMMENT FIVE IN OUR LETTER DATED AUGUST 31, 2005. WE REISSUE OUR COMMENT AND REQUEST THAT YOU REVISE YOUR CERTIFICATIONS FILED AS EXHIBITS 31.1, 31.2 AND 31.3 TO REFLECT THE LANGUAGE EXACTLY AS SET FORTH IN ITEM 601(b)(31) OF REGULATION S-K.

          In response to this comment, as well as comment no. 4 in your letter dated October 21, 2005, we will file a Form 10-K/A for the year ended December 31, 2004 and revise our certifications filed as Exhibits 31.1, 31.2 and 31.3 to reflect the language exactly as set forth in
          Item 601(b)(31) of Regulation S-K.

     In connection with the foregoing responses to your comments, the Registrant acknowledges:

     - Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and
     - Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
Mission West Properties, Inc.
/s/ Carl E. Berg
Carl E. Berg
Chairman and CEO



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